FILED PURSUANT TO RULE 424(B)(3)
REGISTRATION NO. 333-160463

RESOURCE REAL ESTATE OPPORTUNITY REIT, INC.

SUPPLEMENT NO. 5 DATED OCTOBER 25, 2011

TO THE PROSPECTUS DATED JULY 15, 2011

This document supplements, and should be read in conjunction with, the prospectus of Resource Real Estate Opportunity REIT, Inc. dated July 15, 2011, Supplement No. 1 dated July 15, 2011, Supplement No. 2 dated August 5, 2011, Supplement No. 3 dated August 15, 2011, and Supplement No. 4 dated October 11, 2011. As used herein, the terms “we,” “our” and “us” refer to Resource Real Estate Opportunity REIT, Inc. and, as required by context, Resource Real Estate Opportunity OP, LP, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering; and

•	our acquisition of a promissory note secured by a mortgage on a student housing property in Tampa, Florida.

Status of the Offering

We commenced this initial public offering of shares of our common stock on June 16, 2010. As of October 24, 2011, we had accepted aggregate gross offering proceeds of $55.7 million related to the sale of 5.8 million shares of stock, all of which were sold in the primary offering. As of October 24, 2011, approximately 69.2 million shares of our common stock remain available for sale in our primary offering, and approximately 7,500,000 shares of our common stock remain available for issuance under our distribution reinvestment plan.

Probable Loan Acquisition

On October 21, 2011, we, through a wholly owned subsidiary, purchased, at a discount, a non-performing promissory note (the “Note”), secured by a first priority mortgage on a student housing community, from an unaffiliated seller, MSCI 2006-HQ10 Fletcher Avenue, LLC. The contract purchase price for the Note was $8.3 million, excluding closing costs, and was funded with the proceeds from this offering. The contract purchase price was approximately 79% of the $10.5 million outstanding principal balance of the Note (as of October 21, 2011). The Note was originated in June 2006 in the original principal amount of $10.5 million. The borrower, ING US Students No. 14, LLC (the “Borrower”), is in default on the Note for failure to make payments since November 2009.

The Note is secured by a mortgage (the “Mortgage”) encumbering the Campus Club Apartments (“Campus Club”), a 256-bed student housing community located in Tampa, Florida that services the University of South Florida. Campus Club was constructed in 2005. Campus Club is comprised of three buildings that contain a total of 64 four-bedroom suites and has an effective occupancy of 98.4%. Campus Club offers tenants amenities including a fitness center, clubhouse, pool, tanning salon, business center, and game room. The purchase price represents a 19% discount to our estimate of the replacement cost of the buildings if built today.

The Borrower is not affiliated with us or our advisor. As of October 21, 2011, the outstanding loan balance on the Note was approximately $10.5 million, plus unpaid interest and late fees.

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